SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

           Under the Securities Exchange Act of 1934 (Amendment No. 1)

                                 HEMOXYMED, INC.
                                (Name of Issuer)

                    COMMON STOCK, $.0025 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    423702109
                                 (CUSIP Number)

                              Adam Eilenberg, Esq.
                        Ehrenreich Eilenberg & Krause LLP
                         11 East 44th Street, 11th Floor
                               New York, NY 10017
                                 (212) 986-9700
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                September 3, 2003
             (Date of event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

CUSIP No. 423702109

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Richard Stone
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |_|
                                                                 (b)  |_|
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3    SEC USE ONLY


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4    SOURCE OF FUNDS

     OO, PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
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               7    SOLE VOTING POWER

                    6,245,513, including 1,148,641 shares issuable upon exercise of warrants and options
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        6,565,513, including 1,148,641 shares issuable upon exercise
  OWNED BY          of warrants and options
    EACH       -----------------------------------------------------------------
  REPORTING    9    SOLE DISPOSITIVE POWER
   PERSON
    WITH            6,245,513, including 1,148,641 shares issuable upon exercise of warrants and options
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    6,565,513, including 1,148,641 shares issuable upon exercise of warrants and options
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,565,513, including 1,148,641 shares issuable upon exercise of warrants and options
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.44%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
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

Item 1. Security and Issuer.

      The title of the class of equity securities to which this statement relates is the common stock, $.0025 par value per share (the "Common Stock"), of Hemoxymed, Inc., a Delaware corporation (the "Company"). The principal executive office of the Company is located at 50 Lakeview Parkway, Suite 111, Vernon Hills, Illinois 60061. This statement is filed pursuant to Rule 13d-2(a) with respect to securities owned by the reporting person as of September 3, 2003 and amends the Schedule 13D filed on October 22, 2002 (the "Schedule 13D"). Except as set forth herein, the Schedule 13D is hereby restated in its entirety.

Item 3. Source and Amount of Funds or Other Consideration.

      The purpose of this Amendment No. 1 is to correct certain numbers previously reported on the Schedule 13D and to report certain subsequent acquisitions of shares.

      In the Schedule 13D, Mr. Stone reported the beneficial ownership of 4,436,608 shares of common stock, consisting of 2,958,488 shares held prior to the Company's merger with Molecular Geriatrics, Inc. (the "Pre Merger Shares"), 1,030,412 shares of issued in that merger by virtue of his prior holdings in Molecular Geriatrics, Inc. and 447,708 stock options (the "Option Shares"). The correct number for the Pre-Merger Shares should have been reported as 2,962,488 (4,000 shares greater than reported). The correct total number of Option Shares should have been reported as 447,710 (2 shares greater than reported), although options to purchase only 275,704 shares were exercisable (or exercisable within 60 days) as of the date of the filing of the Schedule 13D.

      In April 2003 Prism Ventures LLC transferred 1,107,972 shares to Mr. Stone and 80,000 shares each (an aggregate of 320,000 shares) to his four children, all of whom share a residence with Mr. Stone. Mr. Stone disclaims beneficial ownership of such shares but has included them in the calculations appearing on the cover page.

      On September 3, 2003, the Company issued to Mr. Stone a currently exercisable warrant to purchase 750,000 shares of common stock at an exercise price of $.15 per share. On that date the Company also issued to Mr. Stone options to purchase 100,000 shares of common stock at an exercise price of $.15 per share, of which 25,000 options are currently exercisable.

Item 4. Purpose of Transaction.

      Such acquisitions of securities were made for investment purposes.

      Mr. Stone has no plans or proposals which would relate to or would result in any of the actions set forth in the subparagraphs (a) through (j) of Item 4.

Item 5. Interest in Securities of the Issuer.

      See Items 7 through 11 on the cover page

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Mr. Stone is a director of the Company.

Item 7. Materials to be Filed as Exhibits.

None.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, correct and complete.


Dated: October 14, 2003                 /s/ Richard Stone
                                        ----------------------------
                                        Richard Stone